

08028540

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-67323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BASS CREEK ADVISORS, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2193 CHATFIELD DRIVE
(No. and Street)

CLEVELAND HEIGHTS	OHIO	44106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles Rial 216-~~295-7100~~ 272-0377
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CARD, PALMER, SIBBISON & CO.
(Name – *if individual, state last, first, middle name*)

4545 HINCKLEY PARKWAY	CLEVELAND	OHIO	44109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Rial, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buss Creek Advisors Ltd, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Representative & Managing Member

Title

AYESHA HASAN, NOTARY
STATE OF OHIO
MY COMMISSION EXPIRES: 6/28/10

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASS CREEK ADVISORS, LTD.

(An Ohio Limited Liability Company)

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2007 AND 2006

BASS CREEK ADVISORS, LTD.
FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

CONTENTS

Card Palmer
Certified Public Accountants

Card, Palmer, Sibbison & Co.
4545 Hinckley Parkway
Cleveland, OH 44109-6009
216.621.6100 fax: 216.621.8025
website: www.cps-cpa.com

INDEPENDENT AUDITOR'S REPORT

To the Members of
Bass Creek Advisors, Ltd.
Cleveland Heights, Ohio

We have audited the accompanying balance sheets of Bass Creek Advisors, Ltd. (an Ohio Limited Liability Company) as of December 31, 2007 and 2006, and the related statements of income and members' equity, and cash flows for the year ended December 31, 2007 and for the period from inception March 28, 2006 to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bass Creek Advisors, Ltd. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007 and the initial period from March 28, 2006 to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying schedule on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Card, Palmer, Sibbison & Co.

Cleveland, Ohio
February 26, 2008

FINANCIAL STATEMENTS

BASS CREEK ADVISORS, LTD.
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS:		
Cash and cash equivalents	309,983	$ 308,538
Accounts receivable	1,611,791	9,542
Prepaid expenses	9,759	-
TOTAL ASSETS	$ 1,931,533	$ 318,080

MEMBERS' EQUITY

	2007	2006
MEMBERS' EQUITY	$ 1,931,533	$ 313,080

The accompanying notes are an integral part of the financial statements.

BASS CREEK ADVISORS, LTD.

STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007 AND
DATE OF INCEPTION (MARCH 28, 2006) TO DECEMBER 31, 2006

	2007	2006
FEE INCOME	$ 2,419,000	$ 90,000
EXPENSES:		
Management fees to members	832,695	89,523
Legal, professional and regulatory fees	19,306	31,600
Travel related expenses	70,337	20,092
Printing and reproduction	9,627	-
Computer expense	10,295	-
Office expenses	5,733	679
Total expenses	947,993	141,894
INCOME (LOSS) FROM OPERATIONS	1,471,007	(51,894)
OTHER INCOME:		
Regulatory fee rebate	35,000	-
Interest income	41,826	3,785
Reimbursed expenses	65,620	20,795
Total other income	142,446	24,580
NET INCOME (LOSS)	1,613,453	(27,314)
MEMBERS' EQUITY, BEGINNING OF PERIOD	318,080	-
CONTRIBUTED CAPITAL	-	345,394
MEMBERS' EQUITY, END OF PERIOD	$ 1,931,533	$ 318,080

The accompanying notes are an integral part of the financial staetments.

BASS CREEK ADVISORS, LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007 AND

DATE OF INCEPTION (MARCH 28, 2006) TO DECEMBER 31, 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 1,613,453	$ (27,314)
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Increase in accounts receivable	(1,602,249)	(9,542)
Increase in prepaid expenses	(9,759)	-
NET CASH USED BY OPERATING ACTIVITIES	1,445	(36,856)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributed capital	-	345,394
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,445	308,538
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	308,538	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 309,983	$ 308,538

The accompanying notes are an integral part of the financial statements.

BASS CREEK ADVISORS, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

1. NATURE OF OPERATIONS

Bass Creek Advisors, Ltd. (the Company) is registered with the United States Securities and Exchange Commission as a broker/dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and a member in the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealer, pursuant to Rule 1014. The Company acts as placement agent for private equity and hedge fund shares to qualified US institutions and accredited investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Bass Creek Advisors, Ltd. is presented to assist in understanding the Company's operations and financial position. The financial statements and notes are representations of the Company's members who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Credit risk

The Company maintains cash in bank deposit accounts which, at times may exceed federally insured limits. The Company has not experienced, nor does it expect any losses in such accounts.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms which are stated at the amount billed to the customer. Management reviews all accounts receivable balances past due and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. At December 31, 2007 and 2006, however, in the opinion of management, all accounts were considered fully collectible and no allowance was necessary.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management fees to members

Management fees to members that are intended as reasonable compensation for services rendered are accounted for as Company expenses rather than as allocations of the Company's net income. Payments that are intended as payment of interest of members' equity accounts are not accounted for as expenses of the Company, but rather, as part of the allocation of net income.

3. DEFINDED CONTRIBUTION PLAN

The Company participates in a multiemployer defined benefit retirement plan. The plan covers all members of the Company and is based upon earnings. There were no contributions required for the periods ending December 31, 2007 and 2006.

4. AGREEMENTS

The Company is currently working under an agreement with a private equity fund manager to act as its placement agent. The agreement calls for monthly retainer fees to be paid to the Company as well as additional fees at closing based upon performance of the Company. During 2007 the private equity fund closed and the Company recorded their total fee as an accounts receivable at December 31, 2007. The fee was received in January, 2008.

5. INCOME TAXES

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income from the Company is taxed to the members in their individual federal and state income tax returns. Accordingly, there is no provision for federal or state income taxes.

6. RECLASSIFICATION

Certain reclassifications have been made to the 2006 numbers to conform to the 2007 presentation.

SUPPLEMENTAL INFORMATION

BASS CREEK ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE
15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Members' equity	$ 1,931,533
Deductions and/or charges:	
Non allowed assets	(1,621,550)
Net capital before haircuts on securities positions	309,983
Less haircuts applicable to certificate of deposit	(1,276)
Net Capital	$ 308,707
Aggregate Indebtedness	$ -
Minimum Net Capital Required	$ 5,000
Excess of Net Capital Over Minimum Requirements	$ 303,707
Recentage of Aggregate Indebtedness to Net Capital	0.0 %

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There were no material differences between the computation of net capital above and the Company's computation included in Part II-A of Form X-17A-5, as of December 31, 2007.

See independent auditors' report

END